

Mail Stop 3561

May 25, 2011

Ms. Kate Ostruszka, Chief Financial Officer
Marine Growth Ventures, Inc.
1818 N. Farwell Avenue
Milwaukee, Wisconsin 53202

     Re: **Marine Growth Ventures, Inc.**
                 Item 4.02 Form 8-K
                 Filed May 16, 2011
                 File No. 333-128077

Dear Ms. Ostruszka:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require

                                  Sincerely,

                                  Heather Clark
                                  Staff Accountant